SNIPP INTERACTIVE INC.

SNIPP SECURES $4 MILLION CREDIT FACILITY FROM

SILICON VALLEY BANK

November 23, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, announced today that it has entered into a new $4 million credit facility with Silicon Valley Bank, the bank of the world’s most innovative companies and their investors. The credit facility is an accounts receivable line of credit for up to $4 million and provides Snipp with additional working capital.

“Adding a credit facility to our financial structure is another tangible sign of the growth of Snipp as a company and a vote of confidence in our future,” said Snipp CEO Atul Sabharwal. “Although we are debt free, we realize that access to additional funds will ensure our ability to maintain our growth without interruption. Financial flexibility has become particularly important as the size and volume of our contracts continues to increase.”

“Silicon Valley Bank is pleased to partner with Snipp to support their growth,” said Robert Corteway, Vice President for Silicon Valley Bank in Palo Alto. “Snipp is developing innovative ways for brands to engage with customers and derive insights that generate sales. Our aim is to provide the Snipp team with the right financing, connections and global services to facilitate their continued success.”

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based  purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Silicon Valley Bank

For more than 30 years, Silicon Valley Bank (SVB) has helped innovative companies and their investors move bold ideas forward, fast. SVB provides targeted financial services and expertise through its offices in innovation centers around the world. With commercial, international and private banking services, SVB helps address the unique needs of innovators. Learn more at svb.com.

©2016 SVB Financial Group. All rights reserved. Silicon Valley Bank is the California bank subsidiary of SVB Financial Group. Silicon Valley Bank is a member of FDIC and Federal Reserve System.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Snipp Interactive Inc.

Atul Sabharwal, CEO

atul@snipp.com

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.